UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 25)

China Cord Blood Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G21107100

(CUSIP Number)

Yuen Kam

48th Floor, Bank of China Tower

1 Garden Road, Central

Hong Kong S.A.R.

(852) 3605-8180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Paul Strecker, Esq.

Shearman & Sterling

12th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

(852) 2978 8000

April 10, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21107100			13D/A

1	Name of Reporting Persons Golden Meditech Stem Cells (BVI) Company Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 78,874,106
		8	Shared Voting Power 0
		9	Sole Dispositive Power 78,874,106
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,874,106
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 65.40%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100			13D/A

1	Name of Reporting Persons Golden Meditech Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 78,874,106
		8	Shared Voting Power 0
		9	Sole Dispositive Power 78,874,106
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,874,106
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 65.40%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100			13D/A

1	Name of Reporting Persons Bio Garden Inc.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 29,736,465
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 29,736,465
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,736,465
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 24.66%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100			13D/A

1	Name of Reporting Persons Magnum Opus 3 International Holdings Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 25,761,155
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 25,761,155
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,761,155
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 21.36%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100			13D/A

1	Name of Reporting Persons Yuen Kam
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong S.A.R.
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 55,497,620
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 55,497,620
11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,497,620
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 46.02%
14	Type of Reporting Person (See Instructions) IN

This Amendment No. 25 is being filed jointly by Golden Meditech Stem Cells (BVI) Company Limited (“GM Stem Cells”), Golden Meditech Holdings Limited (“Golden Meditech”), Bio Garden Inc. (“Bio Garden”), Magnum Opus 3 International Holdings Limited (“MO3”) and Yuen Kam (“Mr. Kam”). GM Stem Cells, Golden Meditech, Bio Garden, MO3 and Mr. Kam are collectively referred to as the “Reporting Persons”.

This Amendment No. 25 amends and supplements the statement on Schedule 13D jointly filed with the Securities and Exchange Commission on July 9, 2009 by GM Stem Cells and Golden Meditech, as previously amended and supplemented by amendments to Schedule 13D filed on June 23, 2011, September 30, 2011, April 12, 2012, May 2, 2012, October 4, 2012, July 11, 2013, August 25, 2014, April 27, 2015, May 4, 2015, May 8, 2015, July 27, 2015, August 6, 2015, August 26, 2015, October 26, 2015, November 3, 2015, November 5, 2015, November 13, 2015, November 30, 2015, December 7, 2015, January 7, 2016, September 1, 2016, October 31, 2016, December 30, 2016 and April 6, 2017 (as so amended, the “Original Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 2.                   Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

MO3 is an investment holding company and is incorporated in the British Virgin Islands. The principal registered office address of MO3 is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Mr. Kam owns 100% of the outstanding ordinary shares of MO3 and is a director of MO3.

During the last five years, MO3 has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) , and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On April 10, 2017, MO3 acquired 968,774,034 ordinary shares of Golden Meditech, representing approximately 32.66% of the issued share capital of Golden Meditech.

Item 5.      Interest in Securities of the Issuer.

Item 5(a) and (b) of the Original Schedule 13D are hereby amended and restated as follows:

(a) — (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for each of the Reporting Persons.

Name	Shares Beneficially Owned	Percentage of Total(1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
GM Stem Cells (2)	78,874,106	65.40%	78,874,106	—	78,874,106	—
Golden Meditech(3)	78,874,106	65.40%	78,874,106	—	78,874,106	—
Bio Garden(4)	29,736,465	24.66%	—	29,736,465	—	29,736,465
MO3(5)	25,761,155	21.36%	—	25,761,155	—	25,761,155
Mr. Kam(6)	55,497,620	46.02%	—	55,497,620	—	55,497,620

(1) This percentage is based on the sum of the Issuer’s 80,083,248 Ordinary Shares outstanding as of July 28, 2016 as disclosed in the Form 20-F of the Issuer filed with the SEC on July 28, 2016 and an aggregate of 40,521,494 Ordinary Shares converted from the ECHIL Notes, the Magnum-GM Note and the CGL-GM Note.

(2) Includes (i) 38,352,612 Ordinary Shares held by GM Stem Cells, (ii) 22,903,454 Ordinary Shares converted from the ECHIL Notes, (iii) 8,809,020 Ordinary Shares converted from the Magnum-GM Note, and (iii) 8,809,020 Ordinary Shares converted from the CGL-GM Note.

(3) Includes 78,874,106 Ordinary Shares held by GM Stem Cells which is wholly owned by Golden Meditech.

(4) Includes 29,736,465 of the 78,874,106 Ordinary Shares beneficially owned by Golden Meditech. Bio Garden beneficially owns 37.70% of the ordinary shares of Golden Meditech.

(5) Includes 25,761,155 of the 78,874,106 Ordinary Shares beneficially owned by Golden Meditech. MO3 owns 32.66% of the ordinary shares of Golden Meditech.  Mr. Kam owns 100% of the outstanding ordinary shares of MO3.

(6) Includes 55,497,620 of the 78,874,106 Ordinary Shares beneficially owned by Golden Meditech. Mr. Kam beneficially owns 70.36% of the ordinary shares of Golden Meditech.  The 2,197,530 share options held by Mr. Kam to purchase additional ordinary shares of Golden Meditech lapse on April 10, 2017.

Due to the nature of the transactions described in this Schedule 13D, the Reporting Persons may be deemed to be part of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with each other. Except as disclosed in this Schedule 13D, each Reporting Person hereby expressly disclaims beneficial ownership of any Ordinary Shares beneficially owned by any of the other Reporting Persons or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13(d)-5 of the Exchange Act) with any of the other Reporting Persons or any other person.

Item 7.   Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The following documents are filed as exhibits:

Exhibit No.	Description

Exhibit 52	Joint Filing Agreement, by and among the Reporting Persons, dated as of April 10, 2017.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2017

GOLDEN MEDITECH STEM CELLS (BVI) COMPANY LIMITED

	By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

GOLDEN MEDITECH HOLDINGS LIMITED

	By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Chairman and Chief Executive Officer

BIO GARDEN INC.

	By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

MAGNUM OPUS 3 INTERNATIONAL HOLDINGS LIMITED

	By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

YUEN KAM

/s/ Yuen Kam